Exhibit (a)(4)
INSIGHT ENTERPRISES, INC.
(the “Company”)
EXCHANGE WITHDRAWAL NOTICE
To Insight Enterprises, Inc.:
     I previously received a copy of the Company’s offering materials filed with the Securities and Exchange Commission on Schedule TO on November 21, 2007 (the “offering materials”), and signed and returned the Letter of Transmittal, in which I elected to exchange all my eligible options in return for the cash payment set forth therein and an amended option award agreement. I now wish to withdraw that election in its entirety. I understand that by signing this Notice and delivering it to the Company in accordance with the terms set forth in the offering materials, I will not receive the cash payment described in the offering materials and my eligible options will not be exchanged and will instead continue to be governed by the existing plan and the relevant option agreement(s) between the Company and me. I further understand that I must take other action on my own with respect to those options in order to bring those options into compliance with Section 409A of the Internal Revenue Code and any other similar state tax laws to avoid unfavorable tax consequences, and I will be solely responsible for any additional taxes or interest payable under Section 409A and comparable state tax laws.
     I have completed and signed this Notice exactly as my name appears on my original Letter of Transmittal.

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